NORSAT AWARDED $1.3 MILLION SATELLITE BASED COMMUNICATIONS EQUIPMENT AND SERVICES PROGRAM

Vancouver, British Columbia – August 9, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today the award of a new satellite based communications equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency (“NC3A”).  The latest cutting edge equipment is expected to be in theatre in Afghanistan and able to be showcased to many of the 28 NATO Member nations with further opportunities for purchase by them under the program.  Norsat expects to deliver the majority of the initial equipment and services by the end of the first quarter of 2012.

Dr. Amiee Chan, President and CEO of Norsat, stated, “We are pleased to have been selected by NC3A and take pride in knowing that our equipment and services will be facilitating NATO’s critical communications in the remote and austere regions of Afghanistan.  This contract requires critical design and product customization and we welcome opportunities to solve challenging communication issues and meeting or exceeding customer demands.  This type of contract win continues to further not only our ongoing development initiatives, but also reaffirms our expertise in the rapidly deployable terminal market.”

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third parties, managing rapid growth, foreign exchange, global and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

About the NATO Consultation, Command and Control Agency (“NC3A”)

As a NATO institution, the Agency's mission is to enable NATO success.  NC3A is responsible for delivering cutting-edge technology in support of NATO's missions and decision making.  NC3A’s primary customers are NATO's operations command (Allied Command Operations) and the command responsible for transforming NATO to meet new threats and challenges (Alliance Command Transformation).  NC3A offers:

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advanced scientific, engineering and acquisition expertise; and

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the ability to rapidly deliver advanced capabilities and expertise in support of NATO's missions, where and when necessary.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com